Exhibit 99.2

Eastern International Ltd. Announces Closing of $6.4 Million Initial Public Offering

Hangzhou, China, August 29, 2025 (GLOBE NEWSWIRE) — Eastern International Ltd. (“Eastern International” or the “Company”), a provider of domestic and cross-border professional logistic services including project logistic and general logistic for Company clients, today announced the closing of its previously announced initial public offering of an aggregate 1,600,000 ordinary shares of the Company (the “Offering”) at a price of $4.00 per share (the “Offering Price”).

The shares began trading on the Nasdaq Capital Market on August 28, 2025, under the symbol “ELOG.” In addition, the Company has granted Maxim (as defined below) a 45-day option to purchase up to additional 240,000 shares of its ordinary shares at the Offering Price, less underwriting discounts (the “Over-allotment option”), representing 15% of the ordinary shares sold in the Offering.

The Company received aggregate gross proceeds of US$6.4 million from the Offering, before deducting underwriting discounts and other related expenses.

Maxim Group LLC (“Maxim”) acted as the sole book-running manager for the Offering. FisherBroyles, LLP acted as counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as counsel to Maxim for the Offering.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333- 281900), as amended, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on August 27, 2025. You should read the final prospectus and other documents the Company has filed with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by phone at +1 (212) 895-3500, or by email at syndicate@maximgrp.com.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Eastern International Ltd.

Eastern International Ltd. (NASDAQ: ELOG) is a holding company incorporated in the Cayman Islands. The Company, through Suzhou TC-Link Logistics Co., Ltd. a wholly owned subsidiary of the Company (“Suzhou TC-Link”), provides domestic and cross-border professional logistic services including project logistic and general logistic for Company clients. Suzhou TC-Link was established on January 9, 2006, in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard), and it has 4 wholly owned subsidiaries and 5 warehouses/logistic centers and 3 branch offices of its subsidiaries in China. Suzhou TC-Link’s operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Eastern International specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Eastern International Ltd.

Mr. Lin Tan

Tel:+86 0571-82356096

Email: ir@elogint.com